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Exhibit 99.1

MD&A

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

The following discussion and analysis of financial results is dated May 5, 2016 and is to be read in conjunction with:

•
the unaudited interim consolidated financial statements of Enerplus Corporation ("Enerplus" or the "Company") as at and for the three months ended March 31, 2016 and 2015 (the "Interim Financial Statements");
•
the audited consolidated financial statements of Enerplus as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 (the "Financial Statements"); and
•
our MD&A for the year ended December 31, 2015 (the "Annual MD&A").

The following MD&A contains forward-looking information and statements. We refer you to the end of the MD&A under "Forward-Looking Information and Statements" for further information. The following MD&A also contains financial measures that do not have a standardized meaning as prescribed by accounting principles generally accepted in the United States of America ("U.S. GAAP"). See "Non-GAAP Measures" below for further information.

BASIS OF PRESENTATION

The Interim Financial Statements and notes have been prepared in accordance with U.S. GAAP including the prior period comparatives. All amounts are stated in Canadian dollars unless otherwise specified and all note references relate to the notes included in the Interim Financial Statements.

Where applicable, natural gas has been converted to barrels of oil equivalent ("BOE") based on 6 Mcf:1 BOE and oil and natural gas liquids ("NGL") have been converted to thousand cubic feet of gas equivalent ("Mcfe") based on 0.167 bbl:1 Mcfe. BOE and Mcfe measures are based on an energy equivalent conversion method primarily applicable at the burner tip and do not represent a value equivalent at the wellhead. Given that the value ratio based on the current price of natural gas as compared to crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Use of BOE and Mcfe in isolation may be misleading. All production volumes are presented on a Company interest basis, being the Company's working interest share before deduction of any royalties paid to others, plus the Company's royalty interests unless otherwise stated. Company interest is not a term defined in Canadian National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and may not be comparable to information produced by other entities.

In accordance with U.S. GAAP, oil and gas sales are presented net of royalties in our Interim Financial Statements. Under International Financial Reporting Standards, industry standard is to present oil and gas sales before deduction of royalties and as such this MD&A presents production, oil and gas sales, and BOE measures on this basis to remain comparable with our peers.

NON-GAAP MEASURES

The Company utilizes the following terms for measurement within the MD&A that do not have a standardized meaning or definition as prescribed by U.S. GAAP and therefore may not be comparable with the calculation of similar measures by other entities:

"Netback" is used by Enerplus and is useful to investors and securities analysts in evaluating operating performance of our crude oil and natural gas assets. Netback is calculated as oil and natural gas sales less royalties, production taxes, cash operating expenses and transportation costs.

ENERPLUS 2016 Q1 REPORT      7

Calculation of Netback	Three months ended March 31,
($ millions)	2016	2015

Oil and natural gas sales	$170.5	$244.1
Less:
Royalties	(27.8)	(39.1)
Production taxes	(7.4)	(10.8)
Cash operating expenses(1)	(72.3)	(86.8)
Transportation costs	(25.7)	(26.5)

Netback before hedging	$37.3	$80.9
Cash gains/(losses) on derivative instruments	39.6	86.8

Netback after hedging	$76.9	$167.7

(1)
Operating costs adjusted to exclude non-cash losses on fixed price electricity swaps of $0.3 million in the three months ended March 31, 2016 and $0.9 million in the three months ended March 31, 2015.

"Funds Flow" is used by Enerplus and is useful to investors and securities analysts in analyzing operating performance, leverage and liquidity. Funds flow is calculated as net cash from operating activities before asset retirement obligation expenditures and changes in non-cash operating working capital.

Reconciliation of Cash Flow from Operating Activities to Funds Flow	Three months ended March 31,
($ millions)	2016	2015

Cash flow from operating activities	$69.7	$131.1
Asset retirement obligation expenditures	2.5	3.9
Changes in non-cash operating working capital	(30.5)	(25.8)

Funds Flow	$41.7	$109.2

"Debt to Funds Flow Ratio" is used by Enerplus and is useful to investors and securities analysts in analyzing leverage and liquidity. The Debt to Funds Flow Ratio is calculated as total debt net of cash divided by a trailing twelve months of Funds Flow. This measure is not equivalent to Debt to Earnings before Interest, Taxes, Depreciation and Amortization and other non-cash charges ("EBITDA") and is not a debt covenant.

"Adjusted Payout Ratio" is used by Enerplus and is useful to investors and securities analysts in analyzing operating performance, leverage and liquidity. We calculate our Adjusted Payout Ratio as dividends plus capital and office expenditures divided by Funds Flow.

Calculation of Adjusted Payout Ratio	Three months ended March 31,
($ millions)	2016	2015

Dividends	$14.5	$47.4
Capital and office expenditures	43.3	167.9

Sub-total	$57.8	$215.3
Funds Flow	$41.7	$109.2

Adjusted Payout Ratio (%)	138%	197%

In addition, the Company uses certain financial measures within the "Overview" and "Liquidity and Capital Resources" sections of this MD&A that do not have a standardized meaning or definition as prescribed by U.S. GAAP and, therefore, may not be comparable with the calculation of similar measures by other entities. Such measures include "Senior Debt to EBITDA", "Total Debt to EBITDA", "Total Debt to Capitalization", "maximum debt to consolidated present value of total proved reserves" and "EBITDA to Interest" and are used to determine the Company's compliance with financial covenants under its bank credit facility and outstanding senior notes. Calculation of such terms is described under the "Liquidity and Capital Resources" section of this MD&A.

8      ENERPLUS 2016 Q1 REPORT

OVERVIEW

Our strong operational performance during the first quarter, coupled with the success of our non-core asset divestment program, has allowed us to improve our financial flexibility and balance sheet strength. We remain well positioned to meet our average annual production guidance, despite our additional second quarter asset divestment, and are revising our operating expense, transportation cost and general and administrative ("G&A") expense guidance downwards by a combined total of $1.30/BOE to reflect cost savings to date.

Average daily production for the first quarter totaled 97,860 BOE/day, exceeding our annual guidance range of 90,000 – 94,000 BOE/day due to outperformance from our North Dakota wells and strong production results from our Canadian oil and natural gas properties. Compared to the fourth quarter of 2015, production decreased as a result of divestments with associated production of approximately 3,700 BOE/day in the fourth quarter and 5,400 BOE/day during the first quarter. Despite the previously announced second quarter sale of assets located in northwest Alberta with expected average 2016 production of 2,300 BOE/day, we are maintaining our average annual production guidance of 90,000 – 94,000 BOE/day and our liquids production guidance of 43,000 – 45,000 BOE/day.

Capital spending is on track, with $43.3 million spent in the first quarter. We continue to expect spending of $200 million in 2016, with the majority of our investment directed to our Fort Berthold properties.

Operating expenses came in below guidance for the quarter, at $8.15/BOE compared to annual guidance of $9.50/BOE. Compared to the fourth quarter of 2015, operating cost savings were a result of ongoing cost structure improvements. Based on cost savings to date, the additional divestment in the second quarter and the impact of a strengthening Canadian dollar on our U.S. dollar denominated expenditures, we are reducing our 2016 guidance for operating expenses to $8.50/BOE.

G&A expenses were also below guidance, totaling $2.07/BOE in the first quarter compared to annual guidance of $2.10/BOE, as a result of our staffing reductions and ongoing focus on cost control. Accordingly, we are revising our G&A guidance downwards to $2.00/BOE.

We continued to focus our portfolio during 2016, with first quarter asset divestment proceeds of $187.8 million, net of closing costs. Including the previously announced second quarter sale of non-core Canadian assets, we expect total proceeds of approximately $283 million year to date and gains on dispositions of approximately $215 million. In addition, we expect these divestments to reduce our asset retirement obligations by $22.7 million.

These asset divestment proceeds, along with our largely undrawn bank credit facility, provided funding for the repurchase of US$172 million of our senior notes during the quarter, and a total of US$267 million of senior notes to date. The senior note repurchases were completed at prices between 90% of par and par value resulting in an expected total gain of $19 million. At March 31, 2016, total debt net of cash was $992.8 million, a decrease of $223.4 million compared to $1,216.2 million at December 31, 2015. Our Senior Debt to EBITDA and Debt to Funds Flow ratios at March 31, 2016 were 1.6x and 2.3x, respectively; an improvement from 2.2x and 2.5x, respectively, at December 31, 2015.

We reported a net loss of $173.7 million and Funds Flow of $41.7 million during the first quarter, compared to a net loss of $625.0 million and Funds Flow of $102.7 million in the fourth quarter of 2015. Our first quarter earnings benefited from gains of $145.1 million on property divestments and $7.1 million on the repurchase of senior notes. These gains were offset by a non-cash asset impairment charge of $46.2 million and a non-cash valuation allowance of $258.5 million on our deferred tax asset, both recorded under U.S. GAAP as a result of the continued decline in twelve month trailing average commodity prices. Our commodity hedging program continued to provide protection, contributing total gains of $13.5 million to earnings and cash gains of $39.6 million to Funds Flow. We continue to expect our hedging program to provide Funds Flow protection during 2016. Subsequent to the quarter, we added downside protection on 6,000 bbls/day and 35,000 Mcf/day of our 2017 oil and natural gas production.

RESULTS OF OPERATIONS

Production

Production for the first quarter totaled 97,860 BOE/day, exceeding our average annual guidance range of 90,000 – 94,000 BOE/day. Compared to production in the fourth quarter of 2015 of 106,905 BOE/day, production was down 8% primarily due to asset divestments, including the fourth quarter sales of non-core Canadian shallow gas properties and non-operated North Dakota properties with production of approximately 2,700 BOE/day and 1,000 BOE/day, respectively, and the first quarter 2016 sale of Canadian Deep Basin properties with production of approximately 5,400 BOE/day.

ENERPLUS 2016 Q1 REPORT      9

Production in the first quarter of 2016 decreased 3% from production levels of 100,855 BOE/day in the same period of 2015. The decrease in production was due to the sale of non-core properties in Canada throughout 2015 and the first quarter of 2016, which was offset by production growth of approximately 7,700 BOE/day in our Fort Berthold crude oil assets due to our ongoing development program.

As a result of the sale of certain non-core Canadian natural gas properties in the fourth quarter of 2015 and the sale of our Alberta Deep Basin assets during the first quarter of 2016, our crude oil and natural gas liquids weighting increased to 46% in the first quarter of 2016 from 43% in the fourth quarter of 2015. Our crude oil and natural gas liquids production remains in line with our annual average guidance range of 43,000 – 45,000 BOE/day.

Average daily production volumes for the three months ended March 31, 2016 and 2015 are outlined below:

	Three months ended March 31,
Average Daily Production Volumes	2016	2015	% Change

Crude oil (bbls/day)	39,508	39,355	0%
Natural gas liquids (bbls/day)	5,494	3,735	47%
Natural gas (Mcf/day)	317,150	346,589	(8%)

Total daily sales (BOE/day)	97,860	100,855	(3%)

We are maintaining our annual average production guidance of 90,000 – 94,000 BOE/day and our liquids guidance of 43,000 – 45,000 BOE/day despite the previously announced second quarter sale of assets located in northwest Alberta with expected average 2016 production of 2,300 BOE/day. This guidance does not contemplate any additional acquisitions or divestments.

Pricing

The prices received for our crude oil and natural gas production directly impact our earnings, Funds Flow and financial condition. The following table compares quarterly average prices from the first quarter of 2016 to the first quarter of 2015:

Pricing (average for the period)	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015

Benchmarks
WTI crude oil (US$/bbl)	$33.45	$42.18	$46.43	$57.94	$48.64
AECO natural gas – monthly index (CDN$/Mcf)	2.11	2.65	2.80	2.67	2.95
AECO natural gas – daily index (CDN$/Mcf)	1.83	2.47	2.90	2.64	2.75
NYMEX natural gas – last day (US$/Mcf)	2.09	2.27	2.77	2.64	2.98
USD/CDN exchange rate	1.37	1.34	1.31	1.23	1.24
Enerplus selling price(1)
Crude oil (CDN$/bbl)	$31.59	$43.04	$48.22	$58.26	$44.04
Natural gas liquids (CDN$/bbl)	11.34	16.61	13.51	20.88	22.48
Natural gas (CDN$/Mcf)	1.77	1.89	2.08	2.09	2.58

Average differentials
MSW Edmonton – WTI (US$/bbl)	$(3.69)	$(2.44)	$(3.42)	$(3.06)	$(6.80)
WCS Hardisty – WTI (US$/bbl)	(14.24)	(14.50)	(13.27)	(11.59)	(14.73)
Transco Leidy monthly – NYMEX (US$/Mcf)	(0.99)	(1.15)	(1.66)	(1.50)	(1.77)
TGP Z4 300L monthly – NYMEX (US$/Mcf)	(1.07)	(1.23)	(1.75)	(1.57)	(1.75)
AECO monthly – NYMEX (US$/Mcf)	(0.56)	(0.28)	(0.63)	(0.47)	(0.60)
Enerplus realized differentials(1)
Canada crude oil – WTI (US$/bbl)	$(14.14)	$(13.63)	$(11.82)	$(12.50)	$(15.22)
Canada natural gas – NYMEX (US$/Mcf)	(0.63)	(0.42)	(0.43)	(0.46)	(0.46)
Bakken crude oil – WTI (US$/bbl)	(8.38)	(7.93)	(8.52)	(9.30)	(11.65)
Marcellus natural gas – NYMEX (US$/Mcf)	(0.91)	(1.13)	(1.64)	(1.39)	(1.32)

(1)
Before transportation costs, royalties and commodity derivative instruments.

10      ENERPLUS 2016 Q1 REPORT

CRUDE OIL AND NATURAL GAS LIQUIDS

Our realized crude oil price averaged $31.59/bbl in the first quarter, 27% lower than the previous quarter. WTI crude oil prices fell by 21% versus the previous quarter as seasonal refinery outages combined with continued oversupply drove U.S. oil inventories to near-maximum levels. This supply imbalance pushed WTI prices to a low of US$26.05/bbl in February before improving by the end of the quarter as refinery demand returned and there were growing indications of supply declines in North America and elsewhere. Modestly weaker crude oil differentials in both Canada and the U.S. also contributed to the weakness in realized oil prices during the quarter.

Our realized price for natural gas liquids fell by 32% to average $11.34/bbl in the first quarter. This was in line with benchmark prices for Canadian liquids, which fell by an average of 29% due to weaker crude oil prices and the continued oversupply of propane in North America.

NATURAL GAS

Our realized natural gas price averaged $1.77/Mcf in the first quarter, 6% lower than the fourth quarter of 2015. NYMEX prices fell by 8% and AECO monthly prices fell by approximately 20% compared to the previous quarter. Both markets remained weak in response to continued high production with lower than normal seasonal demand that resulted in significant storage surpluses across North America relative to the first quarter of 2015.

Our overall realized natural gas price outperformed changes in NYMEX and AECO prices due to improving differentials in the Marcellus. Weaker NYMEX prices narrowed Marcellus benchmark differentials, resulting in monthly Tennessee Gas Pipeline Zone 4 – 300 Leg and Transco Leidy prices averaging approximately US$1.03/Mcf below NYMEX. Our Marcellus realized price differential averaged US$0.91/Mcf below NYMEX, a 19% improvement from the previous quarter. We continue to expect our realized Marcellus differentials in 2016 to improve relative to recent years due to reduced industry spend and the continued build out of regional take-away capacity.

FOREIGN EXCHANGE

The Canadian dollar was volatile throughout the first quarter, nearing a thirteen year low of 1.46 USD/CDN mid-January before rebounding following the Bank of Canada's decision to keep interest rates unchanged. The foreign exchange rate averaged 1.37 USD/CDN during the quarter and was 1.30 USD/CDN at March 31, 2016. The majority of our oil and natural gas sales are based on U.S. dollar denominated indices, and a weaker Canadian dollar relative to the U.S. dollar increases the amount of our realized sales. Because we report in Canadian dollars, the fluctuations in the Canadian dollar also impact our U.S. dollar denominated costs, capital spending and the reported value of our U.S. dollar denominated debt.

Price Risk Management

We have a price risk management program that considers our overall financial position, the economics of our capital program and potential acquisitions. Since our 2015 annual report, we have added floor protection on a portion of our oil and natural gas production for 2017.

As of May 2, 2016, we have hedged approximately 9,500 bbls/day of our expected net crude oil production for the remainder of 2016 through a combination of swaps and collars, which represents approximately 31% of our 2016 forecasted net crude oil production, after royalties. For the second quarter of 2016 we have hedged approximately 12,700 bbls/day, which represents approximately 41% of our 2016 forecasted net crude oil production, after royalties. For the second half of 2016 we have hedged 8,000 bbls/day, which represents approximately 26% of our 2016 forecasted net crude oil production, after royalties. We have also initiated our 2017 hedging program, with three way collars on 6,000 bbls/day. Price protection levels are shown in the table below. When WTI prices settle below the sold put strike price in any given month, the three way collars provide protection of approximately US$14/bbl and US$12/bbl above WTI index prices in 2016 and 2017, respectively. Overall, we expect our crude oil related hedge contracts to protect a significant portion of our Funds Flow during 2016.

As of May 2, 2016, we have downside protection on approximately 69,500 Mcf/day of our expected net natural gas production for the remainder of 2016 consisting of a combination of NYMEX swaps and collars. This represents approximately 31% of our 2016 forecasted natural gas production, after royalties. We have also initiated a 2017 hedging program, with 35,000 Mcf/day hedged to date using three way collars. Price protection levels are shown in the table below. When NYMEX prices settle below the sold put strike price in any given month, the three way collars provide protection of approximately US$0.50/Mcf and US$0.67/Mcf above NYMEX index prices in 2016 and 2017, respectively.

ENERPLUS 2016 Q1 REPORT      11

The following is a summary of our financial contracts in place at May 2, 2016, expressed as a percentage of our anticipated net 2016 and 2017 production volumes:

	WTI Crude Oil (US$/bbl)(1)			NYMEX Natural Gas (US$/Mcf)(1)
	Apr 1, 2016 – Jun 30, 2016	Jul 1, 2016 – Dec 31, 2016	Jan 1, 2017 – Dec 31, 2017	Apr 1, 2016 – Oct 31, 2016	Nov 1, 2016 – Dec 31, 2016	Jan 1, 2017 – Dec 31, 2017

Sold Swaps	$64.28	–	–	$2.53	$2.48	–
%	10%	–	–	23%	11%	–
Three Way Collars
Sold Puts	$50.13	$49.78	$35.67	$2.50	$2.50	$2.00
%	26%	26%	20%	11%	11%	16%
Purchased Puts	$64.38	$63.98	$48.18	$3.00	$3.00	$2.67
%	26%	26%	20%	11%	11%	16%
Sold Calls	$79.38	$79.63	$60.00	$3.75	$3.75	$3.32
%	26%	26%	20%	11%	11%	16%
Collars
Sold Puts	$41.75	–	–	–	–	–
%	5%	–	–	–	–	–
Purchased Puts	$33.41	–	–	–	–	–
%	5%	–	–	–	–	–

(1)
Based on weighted average price (before premiums), assumed average annual production of 92,000 BOE/day for 2016 and 2017 less royalties and production taxes of 23.0% in aggregate.

ACCOUNTING FOR PRICE RISK MANAGEMENT

Commodity Risk Management Gains/(Losses)	Three months ended March 31,
($ millions)	2016	2015

Cash gains/(losses):
Crude oil	$36.6	$70.6
Natural gas	3.0	16.2

Total cash gains/(losses)	$39.6	$86.8
Non-cash gains/(losses):
Change in fair value – crude oil	$(31.2)	$(36.0)
Change in fair value – natural gas	5.1	(0.4)

Total non-cash gains/(losses)	$(26.1)	$(36.4)

Total gains/(losses)	$13.5	$50.4

	Three months ended March 31,
(Per BOE)	2016	2015

Total cash gains/(losses)	$4.45	$9.56
Total non-cash gains/(losses)	(2.94)	(4.01)

Total gains/(losses)	$1.51	$5.55

During the first quarter of 2016 we realized cash gains of $36.6 million on our crude oil contracts and $3.0 million on our natural gas contracts. In comparison, during the first quarter of 2015 we realized cash gains of $70.6 million on our crude oil contracts and $16.2 million on our natural gas contracts. The cash gains in 2016 and 2015 were due to contracts which provided floor protection above market prices.

As the forward markets for crude oil and natural gas fluctuate and new contracts are executed and existing contracts are realized, changes in fair value are reflected as either a non-cash charge or gain to earnings. At the end of the first quarter of 2016, the fair value of our crude oil and natural gas contracts represented net gain positions of $36.1 million and $9.2 million, respectively. The change in the fair value of our crude oil and natural gas contracts during the first quarter of 2016 represented losses of $31.2 million and gains of $5.1 million, respectively.

12      ENERPLUS 2016 Q1 REPORT

Revenues

	Three months ended March 31,
($ millions)	2016	2015

Oil and natural gas sales	$170.5	$244.1
Royalties	(27.8)	(39.1)

Oil and natural gas sales, net of royalties	$142.7	$205.0

Oil and natural gas revenues were $170.5 million in the first quarter of 2016, a decrease of 30% or $73.6 million compared to the same period in 2015. The decrease in revenue was a result of the decline in oil and natural gas prices over the period, along with a decrease in natural gas production due to asset divestments.

Royalties and Production Taxes

	Three months ended March 31,
($ millions, except per BOE amounts)	2016	2015

Royalties	$27.8	$39.1
Per BOE	$3.12	$4.31
Production taxes	$7.4	$10.8
Per BOE	$0.83	$1.19

Royalties and production taxes	$35.2	$49.9
Per BOE	$3.95	$5.50
Royalties and production taxes (% of oil and natural gas sales, before transportation)	21%	20%

Royalties are paid to government entities, land owners and mineral rights owners. Production taxes include state production taxes, Pennsylvania impact fees, freehold mineral taxes and Saskatchewan resource surcharges. A large percentage of our production is from U.S. properties where royalty rates are generally not as sensitive to commodity price levels. During the first quarter of 2016 royalties and production taxes decreased to $35.2 million from $49.9 million in the same quarter of 2015, primarily due to lower realized prices and lower production volumes. Royalties and production taxes averaged 21% of oil and natural gas sales before transportation costs in 2016 compared to 20% for the same period in 2015 due to increased production from U.S. properties.

We continue to expect an average royalty and production tax rate of 23% in 2016. At this time, we do not expect the recently announced Alberta modernized royalty framework to have a significant impact on our Canadian royalties when it becomes effective in 2017; however, we continue to actively monitor the changes being proposed.

Operating Expenses

	Three months ended March 31,
($ millions, except per BOE amounts)	2016	2015

Operating expenses	$72.6	$87.7
Per BOE	$8.15	$9.66

Operating expenses for the first quarter of 2016 totaled $72.6 million compared to $87.7 million for the same period in 2015. On a per BOE basis, operating expenses were $8.15/BOE, beating our annual guidance of $9.50/BOE and a 16% reduction from the same period in 2015. The decrease compared to the first quarter of 2015 was a result of successful cost saving initiatives, less repairs and maintenance due to favourable winter conditions and the divestment of Canadian properties with higher operating costs throughout 2015.

Based on our cost savings to date, a stronger Canadian dollar and the recently announced divestment of our higher cost northwest Alberta assets, we are reducing our 2016 guidance for operating expenses to $8.50/BOE from $9.50/BOE.

ENERPLUS 2016 Q1 REPORT      13

Transportation Costs

	Three months ended March 31,
($ millions, except per BOE amounts)	2016	2015

Transportation costs	$25.7	$26.5
Per BOE	$2.89	$2.92

For the three months ended March 31, 2016, transportation costs were $25.7 million or $2.89/BOE compared to $26.5 million or $2.92/BOE for the same period in 2015.

As a result of the impact of a stronger Canadian dollar on our U.S. dollar denominated transportation costs, we are revising our annual 2016 transportation cost guidance to $3.10/BOE from $3.30/BOE.

Netbacks

The crude oil and natural gas classifications below contain properties according to their dominant production category. These properties may include associated crude oil, natural gas or natural gas liquids volumes which have been converted to the equivalent BOE/day or Mcfe/day and as such, the revenue per BOE or per Mcfe may not correspond with the average selling price under the "Pricing" section of this MD&A.

	Three months ended March 31, 2016
Netbacks by Property Type	Crude Oil	Natural Gas	Total

Average Daily Production	48,280 BOE/day	297,480 Mcfe/day	97,860 BOE/day

Netback(1) $ per BOE or Mcfe	(per BOE )	(per Mcfe )	(per BOE )

Oil and natural gas sales	$27.54	$1.83	$19.14
Royalties and production taxes	(6.43)	(0.26)	(3.95)
Cash operating expenses	(10.17)	(1.02)	(8.12)
Transportation costs	(1.87)	(0.65)	(2.89)

Netback before hedging	$9.07	$(0.10)	$4.18

Cash gains/(losses)	8.32	0.11	4.45

Netback after hedging	$17.39	$0.01	$8.63

Netback before hedging ($ millions)	$39.9	$(2.6)	$37.3

Netback after hedging ($ millions)	$76.5	$0.4	$76.9

	Three months ended March 31, 2015
Netbacks by Property Type	Crude Oil	Natural Gas	Total

Average Daily Production	44,758 BOE/day	336,582 Mcfe/day	100,855 BOE/day

Netback(1) $ per BOE or Mcfe	(per BOE )	(per Mcfe )	(per BOE )

Oil and natural gas sales	$38.99	$2.87	$26.89
Royalties and production taxes	(9.71)	(0.36)	(5.50)
Cash operating expenses	(13.45)	(1.08)	(9.56)
Transportation costs	(1.98)	(0.60)	(2.92)

Netback before hedging	$13.85	$0.83	$8.91

Cash gains/(losses)	17.52	0.54	9.56

Netback after hedging	$31.37	$1.37	$18.47

Netback before hedging ($ millions)	$55.8	$25.1	$80.9

Netback after hedging ($ millions)	$126.4	$41.3	$167.7

(1)
See "Non-GAAP Measures" in this MD&A.

14      ENERPLUS 2016 Q1 REPORT

Crude oil and natural gas netbacks per BOE decreased during the first quarter of 2016 compared to the same period in 2015 as a result of a significant decline in commodity prices. Realized cash hedging gains helped to offset the impact of lower prices.

General and Administrative Expenses

Total G&A expenses include cash G&A expenses as well as share-based compensation ("SBC") charges related to our long-term incentive plans ("LTI plans") and our stock option plan (see Note 14 to the Interim Financial Statements for further details).

	Three months ended March 31,
($ millions)	2016	2015

Cash:
G&A expense	$18.4	$21.4
Share-based compensation	0.7	7.3
Non-Cash:
Share-based compensation	3.4	5.0
Equity swap gain	(0.1)	(1.6)

Total G&A expenses	$22.4	$32.1

	Three months ended March 31,
(Per BOE)	2016	2015

Cash:
G&A expense	$2.07	$2.36
Share-based compensation	0.08	0.80
Non-Cash:
Share-based compensation	0.39	0.55
Equity swap gain	(0.02)	(0.18)

Total G&A expenses	$2.52	$3.53

Cash G&A expenses during the first quarter of 2016 were $18.4 million ($2.07/BOE), beating guidance of $2.10/BOE and lower than $21.4 million ($2.36/BOE) in the first quarter of 2015. The decrease in cash G&A was primarily due to the reduction in staff levels of approximately 20% throughout 2015, offset by additional one-time severance payments during the first quarter of 2016 as we continued to adjust staffing levels in response to a challenging commodity price environment.

Cash SBC expense was $0.7 million ($0.08/BOE) in the first quarter of 2016 compared to $7.3 million ($0.80/BOE) during same period in 2015 as we settled the final grants of our cash-settled Restricted Share Unit ("RSU") plans. The Director Share Unit ("DSU") plan is our only remaining cash-settled LTI plan.

We recorded non-cash SBC of $3.4 million ($0.39/BOE) in the first quarter of 2016 compared to $5.0 million ($0.55/BOE) during the same period in 2015. The decrease in non-cash SBC over the same period in 2015 was due to reduced staff levels and a decrease in our 2016 treasury-settled SBC grant as a result of current economic conditions.

We previously hedged a portion of the outstanding cash settled grants under our LTI plans. As a result of the increase in our share price since year end, we recorded a non-cash mark-to-market gain of $0.1 million on these hedges during the first quarter of 2016. As of March 31, 2016, we had 470,000 units hedged at a weighted average price of $16.89/share.

Based on staff reductions and our continued focus on cost control, we are reducing our 2016 guidance for cash G&A expenses to $2.00/BOE from $2.10/BOE.

ENERPLUS 2016 Q1 REPORT      15

Interest Expense

	Three months ended March 31,
($ millions)	2016	2015

Interest on senior notes and bank facility	$14.5	$16.8
Non-cash interest expense	0.2	0.2

Total interest expense	$14.7	$17.0

We recorded total interest expense of $14.7 million during the first quarter of 2016 compared to $17.0 million for the same period in 2015. The decrease in interest expense corresponds to a decrease in the aggregate principal amount of our outstanding senior notes with higher fixed rates following our repurchase of US$172.0 million of senior notes during the first quarter. The repurchase of the senior notes was funded by both asset divestment proceeds and lower interest rate bank debt. Subsequent to the quarter, we repurchased an additional US$95 million of senior notes. In total, we have repurchased US$267 million of senior notes to date at prices ranging from 90% to par value. As a result of these optional prepayments, we expect to save approximately US$13 million in interest expense on an annualized basis.

At March 31, 2016, approximately 85% of our debt was based on fixed interest rates and 15% on floating interest rates, with a weighted average interest rate of 4.8% and a borrowing rate of 2.5%, respectively.

Foreign Exchange

	Three months ended March 31,
($ millions)	2016	2015

Realized loss/(gain)	$1.8	$(35.6)
Unrealized loss/(gain)	(56.2)	139.8

Total foreign exchange loss/(gain)	$(54.4)	$104.2

USD/CDN exchange rate	1.37	1.24

We recorded a net foreign exchange gain of $54.4 million during the first quarter of 2016 compared to a loss of $104.2 million for the same period in 2015. Realized losses of $1.8 million recorded during the first quarter of 2016 related to day-to-day transactions recorded in foreign currencies. During the first quarter of 2015, we realized a foreign exchange gain of $35.6 million primarily as a result of a $39.9 million gain on the unwind of certain foreign exchange swaps.

Unrealized foreign exchange gains and losses are recorded on the translation of our U.S. dollar denominated debt and working capital at each period end. At March 31, 2016, the Canadian dollar strengthened relative to the U.S. dollar compared to December 31, 2015, resulting in unrealized gains of $56.2 million. See Note 12 to the Interim Financial Statements for further details.

Capital Investment

	Three months ended March 31,
($ millions)	2016	2015

Capital spending	$43.3	$167.0
Office capital	–	0.9

Sub-total	43.3	167.9

Property and land acquisitions	$3.6	$(0.2)
Property divestments	(187.8)	(3.7)

Sub-total	(184.2)	(3.9)

Total	$(140.9)	$164.0

16      ENERPLUS 2016 Q1 REPORT

Capital spending for the first quarter of 2016 totaled $43.3 million compared to $167.0 million during the same period in 2015. Despite our reduced capital spending we continued to invest modestly in our core areas, with spending of $19.8 million on our Fort Berthold crude oil properties, $19.1 million on our Canadian crude properties and $3.5 million on our Marcellus assets.

During the first quarter of 2016, we completed several property divestments for combined proceeds of $187.8 million, net of closing costs, including the sale of certain Canadian Deep Basin properties located in Alberta with production of approximately 5,400 BOE/day. During the first quarter of 2015, property divestments totaled $3.7 million and consisted of minor non-core undeveloped lands.

Subsequent to the quarter, we entered into an agreement to sell certain non-core properties located in northwest Alberta, including our Pouce Coupe assets, for proceeds of approximately $95.5 million, subject to closing costs, and with estimated 2016 production of approximately 2,300 BOE/day. We expect the sale to close during the second quarter. Including this divestment, we expect year to date divestment proceeds of approximately $283.3 million.

We continue to expect annual capital spending of $200 million.

Gain on Asset Sales and Note Repurchases

We recorded a gain of $145.1 million on the sale of certain oil and natural gas properties during the first quarter of 2016. We expect to record an additional gain of approximately $70 million on the previously announced second quarter sale of non-core properties in northwest Alberta, bringing our year to date gain on asset divestments to approximately $215 million. Under full cost accounting rules, divestitures of oil and natural gas properties are generally accounted for as adjustments to the full cost pool with no recognition of a gain or loss. However, if not recognizing a gain or loss on the transaction would significantly alter the relationship between a cost centre's capitalized costs and proved reserves, then a gain or loss must be recognized. Gains and losses are evaluated on a case by case basis for each asset sale, and future sales may or may not result in such treatment.

During the first quarter of 2016, we recorded a gain of $7.1 million on the repurchase of US$172 million of outstanding senior notes at a discount to par value. Subsequent to the quarter, we repurchased an additional US$95 million of senior notes at a price of 90% of par value, which we expect to result in a gain of approximately $12 million during the second quarter.

Depletion, Depreciation and Accretion ("DD&A")

	Three months ended March 31,
($ millions, except per BOE amounts)	2016	2015

DD&A expense	$91.2	$132.4
Per BOE	$10.24	$14.58

DD&A of property, plant and equipment ("PP&E") is recognized using the unit-of-production method based on proved reserves. For the three months ended March 31, 2016, DD&A was $91.2 million compared to $132.4 million for the same period in 2015. The decrease is primarily due to the cumulative effect of impairments recorded during 2015.

Impairment

Under U.S. GAAP, the full cost ceiling test is performed on a country-by-country basis using estimated after-tax future net cash flows discounted at 10 percent from proved reserves using SEC constant prices ("Standardized Measure"). SEC prices are calculated as the unweighted average of the trailing twelve first-day-of-the-month commodity prices. The Standardized Measure is not related to Enerplus' investment criteria and is not a fair value based measurement, but rather a prescribed accounting calculation. Under U.S. GAAP impairments are not reversed in future periods.

The trailing twelve month average crude oil and natural gas prices decreased significantly during 2015 and into the first quarter of 2016 resulting in non-cash impairments. For the three months ended March 31, 2016, we recorded an impairment of $46.2 million in the U.S. cost centre compared to $267.6 in the same period of 2015. No impairment was recorded to the Canadian cost centre in the first quarter of 2016 or 2015.

ENERPLUS 2016 Q1 REPORT      17

Many factors influence the allowed ceiling value versus our net capitalized cost base, making it difficult to predict with reasonable certainty the value of impairment losses from future ceiling tests. For the remainder of this year, the primary factors include future first-day-of-the-month commodity prices, reserves revisions, our capital expenditure levels and timing, acquisition and divestment activity, as well as production levels, which affect DD&A expense. We expect the twelve month trailing prices to decline further during 2016, impacting the ceiling value and resulting in further non-cash impairments. See Note 5 to the Interim Financial Statements for trailing twelve month prices.

Asset Retirement Obligation

In connection with our operations we incur abandonment and reclamation costs related to assets such as surface leases, wells, facilities and pipelines. Total asset retirement obligations included on our balance sheet are based on our net ownership interest and management's estimate of costs to abandon and reclaim and the timing of the costs to be incurred in future periods. We have estimated the net present value of our asset retirement obligation to be $197.2 million at March 31, 2016, compared to $206.4 million at December 31, 2015. During the first quarter of 2016, asset retirement obligation settlements were $2.5 million and asset retirement obligations removed due to divestments were $10.0 million compared to $3.9 million and nil, respectively, for the same period in 2015. As a result of divestments year to date, including the previously announced second quarter sale of certain non-core assets in northwest Alberta, we expect to reduce our asset retirement obligation by $22.7 million or 12%. See Note 8 to the Interim Financial Statements for further details.

Income Taxes

	Three months ended March 31,
($ millions)	2016	2015

Current tax expense/(recovery)	$(0.2)	$0.1
Deferred tax expense/(recovery)	256.5	(138.4)

Total tax expense/(recovery)	$256.3	$(138.3)

We recorded a total tax expense of $256.3 million during the first quarter of 2016 compared to a $138.3 million total tax recovery for the same period in 2015. The current quarter expense includes an additional valuation allowance of $258.5 million recorded against our deferred income tax asset. The recovery in the first quarter of 2015 is due to a non-cash asset impairment expense recorded in the U.S. cost centre. We assess the recoverability of our deferred income tax assets each period to determine whether it is more likely than not that all or a portion of our deferred income tax assets will be realized. Our assessment is primarily based on a projection of undiscounted future taxable income using historical trailing twelve months benchmark prices. After recording the valuation allowance, our overall net deferred income tax asset was $237.1 million at March 31, 2016 (December 31, 2015 – $516.1 million).

LIQUIDITY AND CAPITAL RESOURCES

There are numerous factors that influence how we assess our liquidity and leverage including commodity price cycles, capital spending levels, acquisition and divestment plans, hedging and dividend levels. We also assess our leverage relative to our most restrictive debt covenant under our bank credit facility and senior notes, which is a senior debt to EBITDA threshold of 3.5x for a period of up to six months, after which it drops to 3.0x. At March 31, 2016, our senior debt to EBITDA ratio was 1.6x and our Debt to Funds Flow Ratio was 2.3x. Although it is not included in our debt covenants, the Debt to Funds Flow Ratio is often used by investors and analysts to evaluate our liquidity.

We have continued to be diligent in managing and preserving our financial position in 2016. Our non-core asset divestment program continued to provide significant liquidity, with proceeds of $187.8 million during the first quarter and total proceeds of approximately $283 million to date, including the previously announced second quarter sale of non-core Canadian assets. These proceeds, along with our largely undrawn bank credit facility, were used to fund the repurchase of US$172 million of our senior notes during the quarter, and a total of US$267 million of senior notes to date. The repurchases were completed at prices ranging from 90% to par value, resulting in a total gain of $19 million. These gains, combined with year to date gains on asset sales of approximately $215 million, are expected to meaningfully improve our 2016 EBITDA. Furthermore, as a result of replacing fixed term, higher interest rate senior notes with lower interest rate bank debt and using divestment proceeds to repay outstanding debt, we expect to save approximately US$13 million in interest expense on an annualized basis. Utilizing a

18      ENERPLUS 2016 Q1 REPORT

portion of our bank credit facility in place of the senior notes provides additional flexibility within our capital structure to reduce our leverage further as cash becomes available.

At March 31, 2016, total debt net of cash was $992.8 million, comprised of $149.6 million of bank indebtedness and $844.5 million of senior notes less $1.3 million in cash, compared to $1,216.2 million at December 31, 2015, comprised of $86.5 million of bank indebtedness and $1,137.1 million of senior notes less $7.5 million in cash. At March 31, 2016, we were approximately 19% drawn on our $800 million bank credit facility.

In addition to our non-core asset divestment program and debt management strategy, we continued to maintain our financial flexibility through an ongoing focus on cost efficiencies, disciplined capital spending and our previously announced reduction in monthly dividends to $0.01 per share, effective with our April 2016 payment. Our Adjusted Payout Ratio, which is calculated as cash dividends plus capital and office expenditures divided by Funds Flow, was 138% in the first quarter of 2016, compared to 197% for the same period in 2015. After adjusting for net acquisition and divestment proceeds, we had a funding surplus of $168.1 million, which we used to reduce our outstanding debt.

Our working capital deficiency, excluding cash and current deferred assets and liabilities, decreased to $85.2 million at March 31, 2016 from $104.0 million at December 31, 2015. We expect to finance our working capital deficit and our ongoing working capital requirements through Funds Flow and our bank credit facility. Furthermore, we have sufficient liquidity to meet our financial commitments, as disclosed under "Commitments" in the Annual MD&A.

At March 31, 2016, we were in compliance with all covenants under our bank credit facility and outstanding senior notes. Based on our current guidance, we expect to manage our business within these financial ratios; however, current oil and gas prices have created a significant level of uncertainty which may challenge the assumptions and estimates used in Management's forecast. If we exceed any of the covenants, we may be required to repay, refinance or renegotiate the terms of the debt. If we reach or exceed these covenant thresholds, there are a number of steps that may be taken to improve them, including asset divestments, a reduction to capital spending and equity issuances.

Our bank credit facility and senior note purchase agreements have been filed as material documents on our SEDAR profile at www.sedar.com.

The following table lists our financial covenants as at March 31, 2016:

Covenant Description		March 31, 2016

Bank Credit Facility:	Maximum Ratio
Senior Debt to EBITDA	3.5 x	1.6 x
Total Debt to EBITDA	4.0 x	1.6 x
Total Debt to Capitalization	50%	36%
Senior Notes:	Maximum Ratio
Senior Debt to EBITDA(1)	3.0 x – 3.5 x	1.6 x
Maximum debt to consolidated present value of total proved reserves(2)	60%	43%
Minimum Ratio
EBITDA to Interest	4.0 x	9.6 x

Definitions

"Senior Debt" is calculated as the sum of drawn amounts on our bank credit facility, outstanding letters of credit and the principal amount of senior notes.

"EBITDA" is calculated as net income less interest, taxes, depletion, depreciation, amortization, accretion and non-cash gains and losses. EBITDA is calculated on a trailing twelve month basis and is adjusted for material acquisitions and divestments. EBITDA for the three months and the trailing twelve months ended March 31, 2016 were $208.1 million and $613.7 million, respectively.

"Total Debt" is calculated as the sum of Senior Debt plus subordinated debt. Enerplus currently does not have any subordinated debt.

"Capitalization" is calculated as the sum of total debt and shareholder's equity plus a $1.1 billion adjustment related to our adoption of U.S. GAAP.

Footnotes

(1)
Senior Debt to EBITDA maximum ratio for the senior notes may increase to 3.5x for a period of 6 months, after which the ratio decreases to 3.0x.
(2)
Maximum debt to consolidated present value of total proved reserves is calculated annually on December 31 based on before tax reserves at forecast prices discounted at 10%.

Dividends

	Three months ended March 31,
($ millions, except per share amounts)	2016	2015

Dividends to shareholders	$14.5	$47.4
Per weighted average share (Basic)	$0.07	$0.23

ENERPLUS 2016 Q1 REPORT      19

We reported a total of $14.5 million or $0.07 per share in dividends to our shareholders in the first quarter of 2016 compared to $47.4 million or $0.23 per share in the first quarter of 2015.

Effective with the April 2016 payment, we reduced the monthly dividend by 67% from $0.03 per share to $0.01 per share to provide additional financial flexibility and to balance Funds Flow with capital and dividends. The dividend is an important part of our strategy to create shareholder value and we will continue to monitor commodity prices and economic conditions and are prepared to make adjustments as necessary.

Shareholders' Capital

	Three months ended March 31,
	2016	2015

Share capital ($ millions)	$3,142.9	$3,125.9
Common shares outstanding (thousands)	207,133	206,179
Weighted average shares outstanding – basic (thousands)	206,716	205,845
Weighted average shares outstanding – diluted (thousands)	206,716	205,845

During the first quarter of 2016 a total 594,000 shares and $9.4 million of additional equity was issued pursuant to the treasury-settled RSU plan. In comparison, during the first quarter of 2015 a total of 447,000 shares and $5.7 million of additional equity was issued pursuant to the stock option plan and the treasury settled RSU plan. For further details see Note 14 to the Interim Financial Statements.

At March 31, 2016 and May 5, 2016 we had 207,133,000 shares outstanding (2015 – 206,179,000).

SELECTED QUARTERLY CANADIAN AND U.S. FINANCIAL RESULTS

	Three months ended March 31, 2016			Three months ended March 31, 2015
($ millions, except per unit amounts)	Canada	U.S.	Total	Canada	U.S.	Total

Average Daily Production Volumes(1)
Crude oil (bbls/day)	14,186	25,322	39,508	16,973	22,382	39,355
Natural gas liquids (bbls/day)	1,804	3,690	5,494	2,359	1,376	3,735
Natural gas (Mcf/day)	99,539	217,611	317,150	135,419	211,170	346,589

Total average daily production (BOE/day)	32,580	65,280	97,860	41,902	58,953	100,855

Pricing(2)
Crude oil (per bbl)	$26.55	$34.42	$31.59	$41.47	$45.99	$44.04
Natural gas liquids (per bbl)	24.98	4.68	11.34	29.14	11.06	22.48
Natural gas (per Mcf)	2.01	1.66	1.77	3.13	2.22	2.58
Capital Expenditures
Capital spending	$19.1	$24.2	$43.3	$76.9	$90.1	$167.0
Acquisitions	1.0	2.6	3.6	1.2	(1.4)	(0.2)
Divestments	(188.3)	0.5	(187.8)	(1.0)	(2.7)	(3.7)
Netback(3) Before Hedging
Oil and natural gas sales	$56.7	$113.8	$170.5	$107.9	$136.2	$244.1
Royalties	(5.4)	(22.4)	(27.8)	(12.4)	(26.7)	(39.1)
Production taxes	(0.8)	(6.6)	(7.4)	(1.8)	(9.0)	(10.8)
Cash operating expenses	(43.5)	(28.8)	(72.3)	(57.0)	(29.8)	(86.8)
Transportation costs	(3.6)	(22.1)	(25.7)	(6.2)	(20.3)	(26.5)

Netback before hedging	$3.4	$33.9	$37.3	$30.5	$50.4	$80.9

Other Expenses
Commodity derivative instruments loss/(gain)	$(13.5)	$–	$(13.5)	$(50.4)	$–	$(50.4)
General and administrative expense(4)	18.3	4.1	22.4	23.5	8.6	32.1
Current income tax expense/(recovery)	(0.3)	0.1	(0.2)	–	0.1	0.1

(1)
Company interest volumes.
(2)
Before transportation costs, royalties and the effects of commodity derivative instruments.
(3)
See "Non-GAAP Measures" section in this MD&A.
(4)
Includes share-based compensation.

20      ENERPLUS 2016 Q1 REPORT

QUARTERLY FINANCIAL INFORMATION

	Oil and Natural Gas Sales, Net of	Net	Net Income/(Loss) Per Share
($ millions, except per share amounts)	Royalties	Income/(Loss)	Basic	Diluted

2016
First Quarter	$142.7	$(173.7)	$(0.84)	$(0.84)

2015
Fourth Quarter	$199.4	$(625.0)	$(3.03)	$(3.03)
Third Quarter	228.3	(292.7)	(1.42)	(1.42)
Second Quarter	251.7	(312.5)	(1.52)	(1.52)
First Quarter	205.0	(293.2)	(1.42)	(1.42)

Total 2015	$884.4	$(1,523.4)	$(7.39)	$(7.39)

2014
Fourth Quarter	$325.3	$151.7	$0.74	$0.73
Third Quarter	378.3	67.4	0.33	0.32
Second Quarter	414.9	40.0	0.20	0.19
First Quarter	407.7	40.0	0.20	0.19

Total 2014	$1,526.2	$299.1	$1.46	$1.44

Oil and gas sales, net of royalties, decreased in the first quarter of 2016 due to lower realized commodity prices and a decrease in natural gas production compared to the fourth quarter of 2015. Oil and gas sales, net of royalties, increased during the first and second quarters of 2014 until realized commodity prices began to decline significantly in the third quarter. During 2015, the impact of weak commodity prices was somewhat offset by increasing production. Net losses reported in 2016 and 2015 were primarily due to asset impairments related to the decrease in the trailing twelve month average commodity prices, along with reduced revenues.

2016 UPDATED GUIDANCE

As a result of our continued focus on cost savings, the strengthening Canadian dollar and the divestment of higher operating cost properties, we have reduced our operating expense, transportation cost and cash G&A expense guidance by a total of $1.30/BOE, combined. All other guidance has been maintained and is summarized below. This guidance includes the previously announced second quarter sale of non-core assets located in northwest Alberta, but does not include any further unannounced acquisitions or divestments.

Summary of 2016 Expectations	Target

Capital spending	$200 million
Average annual production	90,000 – 94,000 BOE/day
Crude oil and natural gas liquids volumes	43,000 – 45,000 bbls/day
Average royalty and production tax rate (% of gross sales, before transportation)	23%
Operating expenses	$8.50/BOE (from $9.50/BOE)
Transportation costs	$3.10/BOE (from $3.30/BOE)
Cash G&A expenses	$2.00/BOE (from $2.10/BOE)

INTERNAL CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting as defined in Rule 13a – 15 under the U.S. Securities Exchange Act of 1934 and as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Enerplus Corporation have concluded that, as at March 31, 2016, our disclosure controls and procedures and internal control over financial reporting were effective. There were no changes in our internal control over financial reporting during the period beginning on January 1, 2016 and ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to Enerplus, including our current Annual Information Form, is available under our profile on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and at www.enerplus.com.

ENERPLUS 2016 Q1 REPORT      21

FORWARD-LOOKING INFORMATION AND STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking information"). The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this MD&A contains forward-looking information pertaining to the following: expected 2016 average production volumes and the anticipated production mix; the proportion of our anticipated oil and gas production that is hedged and the effectiveness of such hedges in protecting our funds flow; the results from our drilling program and the timing of related production; oil and natural gas prices and differentials and our commodity risk management programs in 2016 and in the future; expectations regarding our realized oil and natural gas prices; future royalty rates on our production and future production taxes; anticipated cash and non-cash G&A, share-based compensation and financing expenses; operating and transportation costs; capital spending levels in 2016 and its impact on our production level and land holdings; potential future asset and goodwill impairments, as well as the relevant factors that may affect such impairments; the amount of our future abandonment and reclamation costs and asset retirement obligations; future environmental expenses; our future royalty and production and U.S. cash taxes; deferred income taxes, our tax pools and the time at which we may pay Canadian cash taxes; future debt and working capital levels and debt-to-funds-flow ratio and adjusted payout ratio, financial capacity, liquidity and capital resources to fund capital spending and working capital requirements; expectations regarding our ability to comply with debt covenants under our bank credit facility and outstanding senior notes, and to negotiate relief if required; our future acquisitions and dispositions, expected timing thereof, production and reductions in asset retirement obligations associated therewith and use of proceeds therefrom; expected gains for accounting purposes in respect to our repurchase of senior notes and our asset divestments; anticipated amount of interest expense savings in respect to our repurchase of senior notes; and the amount of future cash dividends that we may pay to our shareholders.

The forward-looking information contained in this MD&A reflects several material factors, expectations and assumptions including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices; current commodity price, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and contingent resource volumes; the continued availability of adequate debt and/or equity financing and funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the continued availability and sufficiency of our funds flow and availability under our bank credit facility to fund our working capital deficiency; our ability to negotiate debt covenant relief under our bank credit facility and outstanding senior notes if required; the availability of third party services; and the extent of our liabilities. In addition, our 2016 guidance contained in this MD&A is based on the following: a WTI price of US$42.38/bbl, a NYMEX price of US$2.28/Mcf, an AECO price of $1.72/GJ and a USD/CDN exchange rate of 1.29. We believe the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this MD&A is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued low commodity prices environment or further decline of commodity prices; changes in realized prices of Enerplus' products; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our bank credit facility and outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks and contingencies described under "Risk Factors and Risk Management" in the annual MD&A and in our other public filings).

The forward-looking information contained in this MD&A speaks only as of the date of this MD&A, and we do not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws.

22      ENERPLUS 2016 Q1 REPORT

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  Exhibit 99.1